Exhibit 99.1

NORSAT ANNOUNCES SECOND QUARTER FINANCIAL RESULTS

Vancouver, British Columbia - August 13, 2007 - Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announces financial results for the three- and six-month period ended June 30, 2007.  All results are in Canadian dollars unless otherwise stated.

Q2 2007 Highlights
•	Revenue increased to $4.5 million, up 18% from $3.8 million in Q2 2006
•	Gross margin was 59%, compared to 47% for Q2 2006
•	Net earnings were $0.6 million, representing Norsat’s third consecutive quarter of profitability, compared to net loss of $1.0 million in Q2 2006
•	Eliminated debt position
•	Secured $1.0 million in portable satellite system orders from the United States Army
•	Launched Chinese language version of the portable satellite system user interface, LinkControlTM, a line of Low Noise Amplifiers and a Satellite News Gathering variant of GLOBETrekker
•	Won, as part of a consortium, a five-year, indefinite delivery indefinite quantity (IDIQ) contract under the US General Services Administration SATCOMM-II program

“Q2 marks another quarter of strong financial and operational progress for Norsat,” said Dr. Amiee Chan, president and CEO, Norsat International Inc.  “During the quarter, we generated both top- and bottom-line growth, realized year-over-year improvements in our gross margins and eliminated our short-term debt position - marking the first time since 1983 that the company has been debt free.  Operationally, through new contract wins, we grew our presence in the military market vertical and gained greater traction in our reseller pipeline.”

Chan continued: “Opportunity in the portable satellite systems industry continues to grow as satellite users increasingly seek greater bandwidth, enhanced portability and improved ease of use.  To drive further growth by successfully capitalizing on these market trends, we intend to leverage our market leadership position and portable satellite industry expertise to enhance our product offerings, expand into new market verticals and extend our geographic reach.”

Financial Review
Norsat’s revenue for second quarter 2007 grew 18% to $4.5 million, from $3.8 million in Q2 2006, driven primarily by increased military market penetration.  Revenue from Microwave Products was $2.5 million, compared to $2.3 million for the same period last year, while revenue from Satellite Systems was $2.0 million, compared to $1.4 million in Q2 2006.  Revenue for the first half of 2007 grew 33% to $8.9 million from $6.7 million for the first half of 2006.

Norsat’s overall gross margin improved to $2.7 million, or 59% of revenue, up from $1.7 million, or 47% of revenue in Q2 2006, predominantly as a result of an increase in sales of higher margin complementary products and services, specifically in Norsat’s Satellite Systems business.  Gross margin for the six-month period ended June 30, 2007 was $5.0 million, or 56% compared to $2.9 million, or 43% for the comparable period in 2006.

Operating expenses for the three months ended June 30, 2007, decreased 34% to $1.8 million from $2.7 million for the same period last year.  The year-over-year decrease reflects the success to date of the cost restructuring initiatives commenced by Norsat’s new management in September 2006.   Operating expenses for the first half of 2007 were $3.4 million, compared to $5.6 million for the first half of 2006.

For the second quarter, net earnings were $0.6 million, or $0.01 per share, compared to net loss of $1.0 million or ($0.02) per share during the same period last year.  Net income for the six months ended June 30, 2007 was $1.1 million, or $0.02 per share, compared to a net loss of $2.8 million or ($0.06) per share for the same period last year.

During the quarter, Norsat generated $1.1 million in cash from operations, compared to ($0.4) million in Q2 2006.

As at June 30, 2007, Norsat’s cash balance was $0.5 million, a decrease of $1.8 million as at December 31, 2006.  On May 30, 2007, Norsat eliminated its entire debt position by making the final payment, in cash, on its $1.0 million short-term debt.  Total cash consumed by debt obligations during the quarter was $1.2 million.  As a result of the reduction in debt obligations, Norsat’s working capital improved to $4.1 million as at June 30, 2007, from $2.3 million as at December 31, 2006.

A full set of financial statements and MD&A for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Notice of Conference Call and Webcast
Norsat will host a conference call on August 13, 2007 at 8:30 a.m. Eastern Daylight Time.  To access the conference call by telephone, dial 780-409-3010 or 1-800-362-4159.  Please connect approximately fifteen minutes prior to the beginning of the call to ensure participation.

About Norsat International Inc.
Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:
Dr. Amiee Chan	Kristen Dickson
Tel: 604 821-2808	The Equicom Group
Email: achan@norsat.com	Investor Relations
Tel: 416-815-0700 x 273
Email: kdickson@equicomgroup.com

Forward Looking Statements
Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the quarter ended June 30, 2007, and the Management Discussion and Analysis for quarter ended June 30, 2007. All of the company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Additional information may be found at www.norsat.com.